Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

December 7, 2009

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2008

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on November 20, 2009 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Item 4. Information on the Company

Insurance and Risk coverage, p 64

In response to comment two you state that you could incur “potentially very important [product liability] claims” that are in part self-insured through Carraig. Please revise your proposed disclosures to disclose the amount of the claims payable liability for each year presented. Please describe the methods you used to determine the reserve for self-insured claims and disclose the key assumptions that materially affect the reserve estimate. Specify which assumption changes could materially impact your reserves estimate and include a sensitivity analysis to highlight the variability that is reasonably likely to occur in applying your estimate over time. This analysis should highlight the reasonably likely changes in the assumptions that are deemed critical and the corresponding impact on your financial position and results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period. In your response please tell us where in your 20-F that you intend to include these disclosures. Otherwise, as previously requested, please demonstrate to us how your self insurance obligations are not material to your financial position, results of operations and liquidity.

174, avenue de France - 75013 PARIS - FRANCE - Tél. : +33 1.53.77.40.00 - Fax : +33 1.53.77.41.33

www.sanofi-aventis.com Sanofi-aventis - Siège Social : 174, avenue de France - 75013 Paris - France

S.A. au capital de 2 631 050 926 € - 395 030 844 R.C.S. Paris - code APE 7010 Z

Response:

The Company believes that all material information relating to its product liability exposure is disclosed in the 20-F. The reference in our prior letter to the “potentially very important” product liability claims was meant to indicate that, like all major pharmaceutical companies, a significant product liability claim could arise at any time (even though this is not currently the case for the Company).

The Company’s risk factor disclosure describes this risk as a qualitative matter (see page 5 of the 2008 20-F). In addition, the risk factor discloses the fact that insurance for this risk is difficult and costly to obtain, and that in some cases there is no choice other than self-insurance. The Company has determined that the use of the captive insurance company Carraig is the most efficient method of self insuring a portion of this risk.

The Company has disclosed the aggregate amount of provisions for product liability risks, litigation and other in note D.18.3. “Other provisions” to its consolidated financial statements (page F-67 of the 20-F for the year ending December 31, 2008). These provisions include the provisions for the self-insured claims of sanofi-aventis’ captive insurance company Carraig, as Carraig is consolidated in sanofi-aventis’ consolidated financial statements. These provisions are determined in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), as described in note B.12, “Provisions for risks” to the consolidated financial statements (page F-21 of the 20-F for the year ending December 31, 2008).

For the information of the Staff, the legal expenses and indemnities that have been paid for Carraig’s claims related to general and product liability to external third parties amounted to €17 million in 2008, €11 million in 2007 and €7 million in 2006. Since the payments made over the last three years are not material to the Group the Company does not intend to revise its disclosure in this respect. The Company also confirms that a 10% increase in the product liability portion of the provisions for “product liability risks, litigation and other” disclosed in note D.18.3 would represent less than 2% of 2008 net income attributable to equity holders of the Company and less than 1% of net cash provided by operating activities in 2008.

As the Company noted it will expand its disclosure with a statement along the following lines in the 20-F for the year ending December 31, 2009:

“In respect of all lines of business of Carraig, outstanding claims comprise provisions for the estimated cost of settling all claims incurred up to, but not paid at, the balance sheet date, whether reported or not, together with all related claims handling expenses. Where there is sufficient history from the Company or from the market of claims made and settlements, an incurred but not reported (IBNR) actuarial technique is developed by management with the assistance of expert external actuaries to determine a reasonable estimate of the captive’s exposure to unasserted claims for those risks. The actuaries perform an actuarial valuation of the IBNR loss and ALAE (allocated loss adjustment expense) liabilities of the Company as of yearend. Two ultimate loss projections (based upon reported losses and paid losses respectively) using the Bornhuetter-Ferguson method are computed each year. Provisions are made on that basis.”

Given the limited amounts actually paid by Carraig as a historical matter, and the fact that the provisions for the product liability risks that are self-insured through Carraig are included in the provisions disclosed in Note D.18.3, we do not believe that more detailed disclosure with respect to the functioning of Carraig and its self-insurance obligations would be material to investors.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Jean-Luc Renard
Vice-President, Corporate Accounting

Copy :

-	Jérôme Contamine, Executive Vice President Chief Financial Officer
-	John Felitti, Director U.S. & International Securities Law
-	Ibolya Igaat, SEC Staff Accountant